June 17, 2009

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:	Magellan Midstream Holdings, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 6, 2009
Response Letter Dated May 26, 2009
File Number 1-32745

Ladies and Gentlemen:

Magellan Midstream Holdings, L.P. (“MGG”) has received the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 8, 2009 (the “Comment Letter”), relating to MGG’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2009 filed on May 6, 2009.

MGG hereby acknowledges the Staff’s comment and advises the Staff that it intends to file an amendment to the Form 10-Q with the Commission in response to the Staff’s comment. However, because the Staff is currently reviewing the Registration Statement on Form S-4 (the “Form S-4”) filed by Magellan Midstream Partners, L.P. (“MMP”) (which Form S-4 contains the joint proxy statement/prospectus of MMP and MGG relating to the Agreement Relating to Simplification of Capital Structure by and among MMP and MGG and their respective general partners dated as of March 3, 2009), MGG hereby advises the Staff that, consistent with the telephone conversation among Tracey McNeil and Gary Newberry of the Staff and Michael Swidler of Vinson & Elkins L.L.P. on June 16, 2009, it will wait to file such amended Form 10-Q until after MMP and MGG have received any further comments that the Staff may have to the Form S-4. MGG will file the amended Form 10-Q simultaneously with the next amendment to the Form S-4 filed by MMP, and MGG will include its response to the Comment Letter in the response letter submitted by MMP at such time.

In addition, MGG hereby advises the Staff that at the time that MGG files its amended Form 10-Q, MMP will also file an amendment to its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2009 in order to reflect corresponding changes to such Form 10-Q.

If you have any questions regarding this letter please contact the undersigned at (918) 574-7004 or Michael Swidler of Vinson & Elkins L.L.P. at (212) 237-0020.

Very truly yours,

/s/ John D. Chandler

John D. Chandler

Senior Vice President and Chief Financial Officer

Magellan Midstream Holdings, L.P.

Magellan Midstream Partners, L.P.

cc:

Gary Newberry

Chris White

Tracey McNeil

Securities and Exchange Commission

Michael Swidler

Vinson & Elkins L.L.P.

Christine B. LaFollette

J. Vincent Kendrick

Akin Gump Strauss Hauer & Feld LLP